Exhibit (c)(8) – Preliminary Working Draft; All Figures Subject to Change / Update – Project Cactus Discussion Materials December 5, 2022

– Preliminary Working Draft; All Figures Subject to Change / Update – Disclaimer This presentation has been prepared by Centerview Partners LLC (“Centerview”) for use solely by the Special Committee of the Board of Directors (the “Special Committee”) of Cactus (the “Company”) in connection with its evaluation of a proposed transaction involving the Company and for no other purpose. The information contained herein is based upon information supplied by or on behalf of the Company and publicly available information, and portions of the information contained herein may be based upon statements, estimates and forecasts provided by the Company. Centerview has relied upon the accuracy and completeness of the foregoing information, and has not assumed any responsibility for any independent verification of such information or for any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or any other entity, or concerning the solvency or fair value of the Company or any other entity. With respect to financial forecasts, Centerview has assumed that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company, and at the Special Committee’s direction Centerview has relied upon such forecasts, as provided by the Company’s management, with respect to the Company. Centerview assumes no responsibility for and expresses no view as to such forecasts or the assumptions on which they are based. The information set forth herein is based upon economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof, unless indicated otherwise and Centerview assumes no obligation to update or otherwise revise these materials. The financial analysis in this presentation is complex and is not necessarily susceptible to a partial analysis or summary description. In performing this financial analysis, Centerview has considered the results of its analysis as a whole and did not necessarily attribute a particular weight to any particular portion of the analysis considered. Furthermore, selecting any portion of Centerview’s analysis, without considering the analysis as a whole, would create an incomplete view of the process underlying its financial analysis. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analysis described above should not be taken to be Centerview’s view of the actual value of the Company. These materials and the information contained herein are confidential, were not prepared with a view toward public disclosure, and may not be disclosed publicly or made available to third parties without the prior written consent of Centerview. These materials and any other advice, written or oral, rendered by Centerview are intended solely for the benefit and use of the Special Committee (in its capacity as such) in its consideration of the proposed transaction, and are not for the benefit of, and do not convey any rights or remedies for any holder of securities of or any other person. Centerview will not be responsible for and has not provided any tax, accounting, actuarial, legal or other specialist advice. These materials are not intended to provide the sole basis for evaluating the proposed transaction, and this presentation does not represent a fairness opinion, recommendation, valuation or opinion of any kind, and is necessarily incomplete and should be viewed solely in conjunction with the oral presentation provided by Centerview. 1

ƒƒƒ – Preliminary Working Draft; All Figures Subject to Change / Update – Financing Situation Update On 11/29, Bonsai submitted a proposal for a $75mm unsecured revolving facility intended to provide liquidity until closing of the potential take-private transaction with the following terms – 15% interest rate, with option to pay in kind (50bps undrawn fee) – 2% upfront fee, payable in form of OID – 6 month maturity – Would have required amendment/waiver from Cactus’s existing revolving lenders Centerview discussed the proposal with Bonsai, and on 11/30 Bonsai revised its proposal and increased the facility size to $200mm, acknowledging the challenges of negotiating a covenant amendment with $75mm of financing – $200mm facility provides Cactus with adequate liquidity as of 12/31/22 to pay revolver down to $105mm and avoid a covenant test as of that date – However, as of the 3/31/23 test date, Cactus would require additional liquidity to avoid the covenant test Centerview discussed the revised proposal with Bonsai, and on 12/3, Bonsai further revised its proposal – Increased size of facility to $280mm ($115mm term loan and $165mm revolving facility) • Cactus may be able to shift an incremental $60mm to revolver (from term loan) if Bonsai agrees to extend the maturity of their $61.2mm term loan – Extended maturity date to July 14, 2023, with the intention of providing sufficient liquidity and avoiding testing the covenant through June 2023 – Economics consistent with the $75mm proposal described above; given Fund III minimum requirements, Bonsai is unable to reduce interest and fees, but agreed to PIK the upfront fee – The revolving nature of the Bonsai facility will allow Cactus to repay the existing revolving credit facility with Bonsai proceeds and then redraw on the revolver to repay the Bonsai facility to optimize cost of capital – Cactus would be restricted from pursuing other financing alternatives between signing and closing 2

– Preliminary Working Draft; All Figures Subject to Change / Update –

Comparison of Bonsai $280mm vs. Benchmarks

	Bonsai $280mm Unsecured Loan	Lender A Bridge Facility Proposal	Bonsai $61.2mm Unsecured Loan	IL Term Loan
Facility Size	$280mm *$115mm TLB / $165mm RCF*	$200mm	$61.2mm	$1,250mm
Security	Unsecured Term Loan B and Unsecured Revolving Facility	First priority lien on all assets of the Borrower, including all currently unencumbered assets	Unsecured	First priority lien loan
Interest Rate	15% (PIK) / 0.5% unused fee on RCF	S+1,200bps (Cash) (~15.8%)	12% (PIK toggle)	L+325bps (Cash)
Upfront Fee	2% (PIK)	5% (Cash)	2% (PIK)	2% *(illustrative)*
Implied All-in Yield(1)	20.4%(2)	31.7%(2)	13.3%	12.7%
Yield Spread vs. IL Term Loan	+7.7%	+18.9%	+0.5%	n.a.
Early Redemption	No penalty	1.15x MOIC true up paid at exit *(Facility Termination Fee)*	Permitted at any time with no penalty	Permitted at any time with no penalty
Maturity	July 14, 2023	6 months with one 3-month extension subject to a to-be-assigned A/R balance	January 29, 2026	October 30, 2027

Source: Indicative proposals provided and public company filings.
Note: Dollars in millions.
(1) Interest rate and frequency of payments based on lender non-binding proposal. Includes upfront fees and interest rate payments.
(2) Assumes 12/31/22 closing date and fully drawn revolver.

CENTERVIEW PARTNERS 3

ƒ – Preliminary Working Draft; All Figures Subject to Change / Update – Next Steps Should the Special Committee wish to move forward, Centerview, on behalf of the Special Committee, would seek to (i) maximize the portion of the facility available on a revolving basis and (ii) extend the maturity to December 2023 (if possible); in parallel, counsel would seek to finalize the Bonsai $280mm debt documents – Bonsai has communicated that Fund III has minimum yield requirements which limit Bonsai’s ability to further improve economic terms – All-in yield of Bonsai’s $280mm facility is more favorable than Lender A’s bridge facility (w/ AR financing) and because it is lower yield and partially structured as a revolving facility, the dollar cost of the facility is even more attractive • The Bonsai facility also mitigates the borrowing base and closing timing risk associated with an AR financing – Upfront fee, undrawn fee and interest rate are all payable-in-kind, providing Cactus with liquidity and flexibility – Facility size of $280mm ($115mm of term loan and $165mm revolving facility) provides sufficient liquidity to navigate through closing of potential take-private transaction and to repay revolver to avoid a covenant test – Extended maturity to July 14, 2023 to provide additional cushion beyond expected time to closing of potential take-private transaction • Cactus may receive an explanatory paragraph from auditors under the current terms, which management believes could be removed if Bonsai agrees to extend maturity to December 2023 – While Cactus’s ability to pursue other financing alternatives between signing and closing would be restricted, Bonsai would have an incremental $280mm of unsecured debt exposure across Fund I and III, indicating a continued commitment in Cactus 4